Exhibit 99.1

Media Release

Scotiabank reports record full-year results and solid fourth quarter

Fiscal 2004 Highlights (year over year)

•	Net income of $2,931 million, up 18% from $2,477 million
•	Earnings per share (diluted) of $2.82, up 20.5% from $2.34
•	ROE 19.9%, versus 17.6%
•	Productivity ratio of 56.0%, compared to 54.9% last year
•	Two dividend increases totaling 8 cents, resulting in dividends per share of $1.10 in 2004, up 31%
•	Senior long-term debt rating upgraded to AA- by Standard and Poor’s

Fourth Quarter Highlights (versus Q4, 2003)

•	Net income of $708 million, up 7% from $660 million last year
•	Earnings per share (diluted) of $0.69, up from $0.63
•	ROE 18.8%, versus 18.6%
•	Productivity ratio of 58.6%, versus 57.7%
•	A further dividend increase of 2 cents was announced, taking the dividend per common share to 32 cents, payable in January 2005

Toronto, November 30, 2004 - Scotiabank achieved record earnings in 2004, with net income of $2,931 million. Earnings per share (diluted) were $2.82, in comparison to $2.34 in 2003, and return on equity (ROE) was excellent at 19.9%, versus 17.6% last year.

Scotiabank also delivered solid results for the fourth quarter ended October 31, with net income of $708 million, up 7% from the same period last year. Diluted earnings per share rose to $0.69, from $0.63 a year ago. ROE was 18.8%.

“This year, total returns to shareholders were an excellent 25%. As well, we exceeded all of our 2004 targets,” said Rick Waugh, President and CEO. “This success was achieved by a solid performance across our three business lines and strong securities gains. There was very strong growth in domestic mortgages and other areas of retail lending, as well as in savings deposits. International Banking performed well, most notably Mexico and the Caribbean. Scotia Capital also experienced improved results in several areas, including ScotiaMocatta and Foreign Exchange. Significant improvements in credit quality, particularly in Scotia Capital, also underpinned our record earnings.

“The strength of our overall performance enabled us to earn through narrower interest margins, declining volumes in corporate lending and the negative effect of foreign currency translation resulting from the strong year-over-year appreciation of the Canadian dollar.

“We continue to have among the strongest capital ratios of Canada’s major banks, which gives us the flexibility to pursue new growth opportunities. It has also allowed us to provide shareholders with two dividend increases this year, resulting in a 31% increase year over year.

“Key to our ongoing success is our exceptional team of talented and dedicated employees, in conjunction with our unwavering focus on customer satisfaction, risk management, cost control, diversification and first-rate execution. Overall - with a strong belief in our One Team, One Goal philosophy - we are dedicated to being the best Canadian-based international financial services company.”

The Bank exceeded all of its performance targets this year as follows:

1.	TARGET: Earn a return on equity (ROE) of 16% to 19%. In 2004, Scotiabank earned an ROE of 19.9%.

2.	TARGET: Generate growth in earnings per common share of 10% to 15% per year. In 2004, our growth in earnings per share was 20.5%.

3.	TARGET: Maintain a productivity ratio of less than 58%. In 2004, Scotiabank’s productivity ratio was 56.0%, one of the best in the financial sector.

4.	TARGET: Maintain strong capital ratios. At 11.5% Scotiabank’s Tier 1 capital ratio remains among the highest of the major Canadian banks and strong by international standards.

“Looking ahead to 2005, we fully expect continued pressure on our margins and ongoing challenges due to the appreciation of the Canadian dollar. We also fully expect continued growth in earnings and returns to shareholders, albeit at a more moderate rate, in line with global economic conditions,” said Mr. Waugh. “Our confidence is rooted in our three strong platforms for growth - Domestic, International and Scotia Capital - and our very strong capital position. These give us a range of growth options to build our customer base and undertake acquisitions in all of our businesses, particularly in high-potential international markets.”

Financial Highlights

	As at and for the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2004	2004	2003	2004	2003

Operating results ($ millions)
Net interest income (TEB(1))	1,499	1,534	1,584	6,139	6,428
Total revenue (TEB(1))	2,495	2,569	2,591	10,459	10,443
Provision for credit losses	40	50	120	390	893
Non-interest expenses	1,461	1,472	1,494	5,862	5,731
Provision for income taxes (TEB(1))	239	264	250	1,067	1,062
Net income	708	733	660	2,931	2,477
Net income available to common shareholders	701	727	650	2,892	2,406

Operating performance
Basic earnings per share(2) ($)	0.70	0.72	0.64	2.87	2.38
Diluted earnings per share(2) ($)	0.69	0.71	0.63	2.82	2.34
Return on equity (%)	18.8	19.4	18.6	19.9	17.6
Productivity ratio (%) (TEB(1))	58.6	57.3	57.7	56.0	54.9
Net interest margin on total average assets (%) (TEB(1))	2.12	2.15	2.22	2.16	2.23

Balance sheet information ($ millions)
Cash and securities	75,928	85,030	83,773
Loans and acceptances	178,854	182,248	178,478
Total assets	279,212	286,890	285,892
Deposits	195,196	201,133	192,672
Preferred shares	550	550	800
Common shareholders' equity	14,685	14,981	13,814
Assets under administration	156,800	162,121	161,974
Assets under management	21,225	21,151	19,964

Capital measures
Tier 1 capital ratio(%)	11.5	11.3	10.8
Total capital ratio(%)	13.9	13.7	13.2
Tangible common equity to risk-weighted assets(3)(%)	9.7	9.5	8.9
Risk-weighted assets ($ millions)	150,549	155,516	154,523

Credit quality
Net impaired loans after specific allowance(4)($ millions)	879	1,198	1,522
General allowance for credit losses ($ millions)	1,375	1,425	1,475
Net impaired loans as a % of loans and acceptances(4)	0.49	0.66	0.85
Specific provision for credit losses as a % of average loans and acceptances	0.20	0.22	0.27	0.27	0.48

Common share information
Share price(2) ($)
High	40.00	36.88	33.70	40.00	33.70
Low	35.28	32.90	29.19	31.08	22.28
Close	39.60	36.60	32.74
Shares outstanding(2) (millions)
Average (Basic)	1,008	1,008	1,012	1,010	1,010
Average (Diluted)	1,024	1,024	1,028	1,026	1,026
End of period	1,009	1,008	1,011
Dividends per share(2) ($)	0.30	0.30	0.22	1.10	0.84
Dividend yield (%)	3.2	3.4	2.8	3.1	3.0
Dividend payout ratio(5) (%)	43.1	41.6	34.2	38.4	35.3
Market capitalization ($ millions)	39,937	36,899	33,085
Book value per common share(2) ($)	14.56	14.86	13.67
Market value to book value multiple	2.7	2.5	2.4
Price to earnings multiple (trailing 4 quarters)	13.8	13.0	13.8

Other information
Employees	43,928	44,253	43,986
Branches and offices	1,871	1,865	1,850

Certain comparative amounts have been reclassified to conform with current period presentation.
(1)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnotes (2) and (3) of the Business Line Review section set out below.
(2)
Amounts have been retroactively adjusted to reflect the stock dividend paid April 28, 2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(3)	Represents common shareholders' equity and non-controlling interest in the common equity of operating subsidiaries, less goodwill and intangible assets, as a percentage of risk-weighted assets.
(4)	Net impaired loans are impaired loans less the allowance for specific credit losses.
(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

Review of Operating Performance
Full-Year Review

Net income
Scotiabank achieved record results in 2004, with net income before preferred dividends of $2,931 million, a substantial increase of $454 million or 18% over 2003. The increase was driven by significantly lower credit losses and higher securities gains, as well as business growth in several areas. These were partly offset by a narrower margin, declining volumes in corporate lending and the negative effect of foreign currency translation following the continued strengthening of the Canadian dollar against most currencies in which the Bank conducts business (as detailed in the table below).

Total revenue
Total revenues (on a taxable equivalent basis) were $10,459 million in 2004, which was slightly above the prior year. Contributing to the growth were higher results in the Bank’s domestic operations as well as an increase in securities gains. Underlying growth (i.e. excluding the effect of foreign currency translation) in International Banking, particularly in Mexico and several countries in the Caribbean, was offset by the negative effect of foreign currency translation. Overall, the Bank’s underlying revenue grew by 5%. There was also a negative impact from the implementation this year of the new accounting standard for hedging relationships (AcG 13) under which derivatives that do not meet specific criteria to be designated as hedges for accounting purposes are marked to market through income.

Net interest income
Net interest income on a taxable equivalent basis was $6,139 million in 2004, down $289 million from last year, due entirely to the effect of foreign currency translation. Underlying net interest income rose by $32 million.

The Bank’s net interest margin (net interest income as a percentage of average assets) was 2.16% in 2004, a modest decrease of seven basis points from the previous year.

Canadian currency net interest income was $3,684 million in 2004, a decrease of $36 million from the prior year. The effect of an 8% increase in average assets was more than offset by a compression in the net interest margin. The narrower margin was largely the result of low interest rates during the year, competitive pressures and a change in the asset mix due primarily to the strong growth in retail mortgages.

Foreign currency net interest income was $2,455 million this year, $253 million below 2003, due entirely to the effect of foreign currency translation. Underlying income rose by $68 million or 3%, largely from strong growth in International Banking, particularly the Caribbean and Scotiabank Inverlat in Mexico. Partly offsetting was the impact of lower corporate lending volumes, most notably in the U.S.

Other income
Other income was $4,320 million in 2004, an increase of $305 million or 8% from 2003, despite a reduction of $212 million from foreign currency translation. The underlying year-over-year growth was substantially higher at 13%.

There were increases in card revenues, deposit and payment services and revenues from investment management, brokerage and trust services. Net gains on the sale of investment securities rose a substantial $318 million in 2004, and included a $125 million gain on the sale of a portion of the Bank’s investment holding in Shinsei Bank in Japan. Partly offsetting these increases were a $101 million decline in credit fees from lower loan volumes, and a $29 million reduction in securitization revenues.

Non-interest expenses and productivity
Non-interest expenses were $5,862 million in 2004, an increase of $131 million or 2% from last year, which was tempered by the effect of foreign currency translation. The underlying expenses grew by 6% over 2003.

Salaries and employee benefits rose 3% during the year, tempered by the effect of foreign currency translation. Underlying salary and benefit expenses rose 6%. Several factors contributed to this increase, including normal growth in employee salaries and an increase in stock-based compensation following the 21% increase in the Bank’s share price during the year. This was partly offset by hedging activity. Pension and other employee benefits were also up over last year, primarily due to the effect of higher benefit obligations resulting from a decline in interest rates.

In 2004, mortgage appraisal and acquisition costs were up $23 million or 28%, in line with higher mortgage volumes. There were small increases in several other expenses, mostly for advertising, training and professional expenses. Offsetting these was the impact of the capitalization of software development expenditures effective this year in line with the new accounting standard.

Our productivity ratio - a measure of efficiency in the banking industry - was 56.0% for the year and remained better than our target of 58%.

Taxes
The Bank’s overall effective tax rate for the year was 20.1%, down from 22.2% last year, due primarily to reductions in federal and provincial tax rates and increased tax-exempt dividend income. As well, Scotiabank Inverlat benefited from the utilization of previously unrecognized tax loss carryforwards.

Non-controlling interest
The deduction for non-controlling interest in the income of subsidiaries was $209 million, a decline of $71 million from 2003, due mainly to the impact of the increase in the Bank's ownership of Scotiabank Inverlat to 97% during the year. This reduction was partly offset by the impact of the issuance of the Scotiabank Trust Securities ("Scotia BaTS") on February 13, 2003. As these Scotia BaTS represent Tier 1 regulatory capital, the Bank was able to redeem certain preferred shares last year. Accordingly, the increase in costs related to the Scotia BaTS was entirely offset by lower preferred share dividends.

Risk management

Credit risk
In 2004, the total provision for credit losses was $390 million, comprised of $490 million in specific provisions and a reduction of $100 million in the general allowance for credit losses.

The specific provision for credit losses of $490 million was a significant improvement from $893 million ($957 million excluding the reversals of $64 million related to Argentine cross-border loans) in 2003. This improvement arose primarily in the Scotia Capital portfolio, where provisions fell by $216 million in the U.S., $138 million in Canada and $89 million in Europe. These declines were due to fewer new problem loans, partially offset by lower provision reversals in 2004 compared to the previous year.

Domestic Banking provisions were $317 million, an increase of $45 million from last year. Most of this increase was in the commercial portfolio to provide for a small number of accounts that deteriorated during the year. Despite this, credit quality remained strong in the commercial loan portfolio. Overall credit quality in the consumer portfolio in Canada continued to be very good.

In International Banking, provisions of $70 million were basically unchanged from last year. However, excluding the reversals of $64 million in 2003 related to Argentine cross-border loans, provisions declined by $67 million from 2003, mostly in the Caribbean and Chile.

During 2004, the general allowance was reduced by $100 million to $1,375 million at October 31, 2004. The volume decline in the corporate and commercial loan portfolios and the improved credit quality of these portfolios were the primary reasons for this reduction. The positive aspects of these factors were tempered by concerns about the impact on the loan portfolios of rising energy prices and the substantial strengthening of the Canadian dollar. If the credit quality of the portfolios demonstrates sustained improvement, the general allowance may be reduced further in 2005.

Net impaired loans, after deducting only the specific allowance for credit losses were $879 million at October 31, 2004, a significant decrease of $643 million from a year ago, including $74 million from the effect of foreign currency translation. After also deducting the general allowance for credit losses, net impaired loans were $(496) million compared to $47 million a year ago. The largest improvements were in U.S. corporate lending, with the International Banking and European corporate loan portfolios also experiencing significant declines.

Market risk
Market risk in the Bank’s trading activities remained fairly modest, with an average one-day Value at Risk (VaR) of $8.8 million in 2004, compared to $9.0 million in 2003. In the fourth quarter, VaR decreased to an average of $6.7 million from $10.2 million in the third quarter, as a result of reduced interest rate risk. Trading revenue was positive on 95% of the trading days in the fourth quarter, unchanged from last quarter. No single day’s loss exceeded the one-day VaR.

Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner and at reasonable prices. Liquidity risk is controlled by policies and limits with respect to cash flow gaps over specified time periods and minimum holdings of core liquid assets. These assets can be sold or pledged to meet the Bank’s obligations. The Bank maintains large holdings of liquid assets to support its operations. As at October 31, 2004, liquid assets were $69 billion (2003 - $75 billion), equal to 25% of total assets versus 26% the previous year.

Balance sheet
Total assets were $279 billion as at October 31, 2004, down $7 billion or 2% year over year. The foreign currency translation effect of a stronger Canadian dollar resulted in a reduction in assets of $8 billion. There was underlying asset growth of $1 billion or 1%, which included an increase in loans of $4 billion, offset in part by a reduction in securities of $2 billion.

Loans were relatively unchanged year over year, due primarily to the effect of foreign currency translation. Underlying loan volumes rose by $4 billion or 2%, driven largely by record residential mortgage growth of $9 billion, after excluding net increases in securitizations of $2 billion. The continued strong housing market, as well as the Bank’s innovative products and excellent sales efforts across our branches and other distribution networks, were key drivers of this growth.

Other personal and credit card loans (ScotiaLine and ScotiaLine Visa) in Canada grew by $4 billion. The significant growth in these products resulted in domestic retail lending market share increasing 32 basis points from the prior year - the best year-over-year gain among the major Canadian banks. In International Banking, there was solid underlying growth in retail lending assets, particularly in Mexico and the Caribbean, which was moderated by the effect of foreign currency translation.

Business lending fell $7 billion, due in part to the effect of foreign currency translation. There was an underlying decline of $4 billion in the combined U.S. and European corporate loan portfolios as a result of more selective lending and increased liquidity in capital markets.

Securities fell by $4 billion, half of which was due to the effect of foreign currency translation. While investment securities declined, there was an increase in trading securities in Scotiabank Inverlat.

As at October 31, 2004, the surplus of the market value over book value of the Bank’s investment securities was $1,048 million, up $345 million from the prior year, due mainly to unrealized gains on the Bank’s investment holding in Shinsei Bank.

The Bank’s total liabilities were $264 billion as at October 31, 2004, compared to $271 billion last year. The foreign currency translation effect resulted in a reduction in liabilities of $8 billion. The underlying liabilities were up $1 billion.

Deposits increased by $3 billion this year. This growth was dampened by the effect of foreign currency translation. The underlying deposits rose by $8 billion or 4%. This included growth of $4 billion in each of personal and business deposits. The former was due to the continued popularity of the Money Master High Interest Savings Account and the introduction of a registered version of the same account.

Growth in the Canadian dollar business deposits of $7 billion was driven by both the new Money Master for business account, and higher current account deposits, where our market share continued to rise. Deposits by banks declined $1 billion from last year due entirely to the effect of foreign currency translation. The underlying deposits increased by $1 billion.

Obligations related to repurchase agreements fell by $9 billion, due in part to a change in the mix of wholesale funding.

Total shareholders’ equity rose by $621 million in 2004 from strong growth in retained earnings, partially offset by the net effect of foreign currency translation recorded in shareholders’ equity.

Capital management
Scotiabank’s capital base remained very strong at year end, with the tangible common equity ratio (TCE, as defined under Financial Highlights above) growing to a very solid 9.7% from 8.9% last year. The TCE ratio continued to be the strongest of the major Canadian banks.

The Bank’s Tier 1 ratio was 11.5% at October 31, 2004, up from 10.8% last year, and 11.3% last quarter. Tier 1 capital rose $584 million from last year, driven by a record increase in internally generated capital of $1,792 million. Mitigating the growth in Tier 1 capital were the effect of net foreign currency translation losses of $709 million from the strengthening Canadian dollar, premiums paid on the purchase of Scotiabank common shares of $300 million, and $250 million in Tier 1 preferred shares redeemed during the year.

In January 2004, the Bank announced its intention to purchase up to 25 million common shares over the 12 months ending January 5, 2005, pursuant to a normal course issuer bid. Following the payment of the stock dividend in April 2004, the number of shares authorized for purchase was adjusted to 50 million. During the year ended October 31, 2004, 9.1 million shares were purchased at an average price of $34.96.

On January 28, 2004, the Bank redeemed all of the Series 11 preferred shares at a price of $26.00 per share, which included a premium of $1.00 per share.

Fourth Quarter Review

Net income
Net income before preferred dividends was $708 million in the fourth quarter, a $48 million or 7% increase from the same quarter in 2003, although $25 million below last quarter due almost entirely to the effect of foreign currency translation. Underlying net income increased $70 million compared to last year, driven mainly by a decline in credit losses, non-controlling interest and the effective tax rate. Quarter over quarter, underlying net income fell modestly by $3 million.

Total revenue
Total revenue (on a taxable equivalent basis) was $2,495 million in the fourth quarter, $96 million below the same quarter last year. This was due mainly to the effect of foreign currency translation. Underlying revenues fell $28 million year over year, largely because of a narrower interest margin and the negative impact from the implementation of the new accounting standard for hedging relationships (AcG 13). Total revenue was $74 million below the third quarter due to lower gains on the sale of investment securities, the effect of foreign currency translation and the negative impact from AcG 13.

Net interest income
Net interest income was $1,499 million (on a taxable equivalent basis) in the fourth quarter, an $85 million or 5% decline from last year, and $35 million below the third quarter. The decreases were due primarily to the effect of foreign currency translation. The underlying reduction was $36 million year over year, and $7 million quarter over quarter.

Canadian currency net interest income of $931 million was slightly below the same quarter last year, as the impact of an $11 billion or 7% increase in average assets was offset by a narrower margin. Quarter over quarter, Canadian net interest income rose by $29 million or 3%, notwithstanding the negative impact from AcG 13.

Foreign currency net interest income fell by $80 million from the same quarter last year, and was $64 million below the third quarter, with the effect of foreign currency translation contributing significantly to the declines. The remaining decrease was the result of lower corporate lending assets in the U.S. and Europe, given more selective lending and the high level of liquidity in capital markets.

The Bank’s net interest margin was 2.12% in the fourth quarter, a 10 basis point decline from last year, and three basis points lower than last quarter.

Other income
Other income was $996 million in the fourth quarter, compared to $1,007 million in the same quarter last year. The main reasons for the decline were the $19 million effect of foreign currency translation, lower underwriting fees from the strong levels last year, and a decrease in credit fees as asset volumes fell. On the positive side, revenues from deposit and payment services grew by 9%, notwithstanding the negative effect of foreign currency translation.

Quarter over quarter, lower gains on investment securities, underwriting revenues and the effect of foreign currency translation resulted in a $39 million reduction in other income. However, revenues grew from trading securities, insurance, gains from foreign exchange hedging activities, and miscellaneous retail and commercial fees.

Credit risk
The total provision for credit losses was $40 million in the fourth quarter, compared to $120 million last year and $50 million in the previous quarter. This quarter’s provision was comprised of $90 million in specific provisions and a reduction of $50 million in the general allowance for credit losses.

The specific provision for credit losses of $90 million in the fourth quarter was down from $120 million in the fourth quarter of last year and $100 million in the previous quarter. The largest improvement occurred in Scotia Capital where there was a $25 million net recovery in the quarter, as previously established provisions were reversed due to higher realizations through loan sales, loans returning to performing status, and low levels of new provisions.

In Domestic Banking, overall credit quality remained strong, particularly in the retail portfolio. Specific provisions in International Banking were relatively flat compared to last year. However, they did increase over the preceding quarter, largely the result of higher provisions in the Caribbean region, due mainly to the effect of the recent hurricanes, and higher reversals in the other regions last quarter.

The general allowance for credit losses was reduced by a further $50 million in the quarter, following a similar decline in the third quarter. This was driven by the continuation of positive trends in credit quality and a reduction in the loan portfolio.

Total net impaired loans, after deducting only the allowance for specific credit losses, were $879 million as at October 31, 2004, an improvement from $1,198 million in the third quarter. After also deducting the general allowance for credit losses, net impaired loans were $(496) million compared to $(227) million last quarter. This was due in part to the effect of foreign currency translation. As well, Scotia Capital experienced a large reduction, due to lower net formations and declassifications.

Non-interest expenses and productivity
In the fourth quarter of 2004, non-interest expenses were $1,461 million, a decline of $33 million or 2% over the same quarter of last year, due entirely to the effect of foreign currency translation. Underlying non-interest expenses were essentially unchanged year over year. Lower severance and performance-based compensation were offset by higher pension and other benefits, advertising and professional expenses.

Quarter over quarter, non-interest expenses fell by 1%. Contributing to this was the effect of foreign currency translation and lower performance-based compensation.

The Bank's productivity ratio - a measure of the efficiency with which revenues are generated - was 58.6% this quarter, compared to 57.7% in the same period last year and 57.3% last quarter.

Taxes
The Bank’s effective tax rate was 18.0% in the fourth quarter, a 210 basis point decline from the same quarter last year and 200 basis points below the previous quarter. This was due mainly to higher tax-exempt dividend income.

Non-controlling interest
The deduction for the non-controlling interest in the Bank's net income was $47 million for the quarter, down $20 million from the same period a year ago, and $3 million below last quarter. The year-over-year reduction was due mainly to a lower non-controlling interest in Scotiabank Inverlat, as the Bank increased its ownership to 97% this year.

Dividend
The Board of Directors, at its meeting on November 30, 2004, approved a quarterly dividend of 32 cents per common share, an increase of 2 cents, payable on January 27, 2005, to shareholders of record as of January 4, 2005. This will be 28% higher than the quarterly dividend paid in January 2004, and continues the Bank’s long record of dividend increases.

Outlook
The global economy is posting moderate growth, led by rapid expansion in China and other parts of Asia, as well as solid gains in the United States and Latin America. Canada has benefited from buoyant international demand, the related rise in commodity prices and solid domestic construction activity.  These positive factors have tempered the negative effect of the appreciation of the Canadian dollar and modestly higher borrowing costs. Looking ahead, sustained but somewhat slower growth is likely in 2005 as the world economy continues to adjust to high and volatile energy prices, the substantial realignment of the U.S. dollar against other currencies and the moderate upward trend in international interest rates.

We remain confident in our ability to continue to achieve strong results. For 2005, we have established the following targets:

•	Earnings per share growth - 5% to 10%
•	ROE - 17% to 20%
•	Productivity ratio of less than 58%
•	Maintain strong capital ratios and credit ratings

Business Line Highlights

Domestic Banking

Full Year
Domestic Banking reported net income of $1,136 million in 2004, $42 million or 4% higher than last year, with an excellent return on equity of 30.6%. Domestic Banking accounted for 39% of the Bank’s total net income. This growth was driven by a stronger performance in retail banking, partly offset by a decline in earnings from our commercial operations.

Domestic retail assets rose by 14% this year. This was led by exceptional growth in residential mortgage balances of $9 billion or 15% over 2003. As a result, market share increased by 52 basis points, a continuation of gains achieved over the past several years. Also contributing to the increase in assets was very strong year-over-year growth of 16% in personal revolving credit. Furthermore, 60% of the ScotiaLine credit portfolio is now secured. Commercial lending volumes declined slightly, mainly because of the managed reduction in commercial mortgages.

Core retail deposits recorded strong growth of 19%, reflecting the ongoing success of the Money Master High Interest Savings Account, which resulted in market share gains of 26 basis points over last year. Business account deposits, including the new Money Master for business account, also rose strongly by 22%, continuing the double-digit growth trend of the past several years.

Total revenues were $5,206 million, up $204 million or 4% from last year. Net interest income increased 2% year over year to $3,535 million, driven by strong volume growth in assets and deposits. The interest margin fell during the year, largely the result of low interest rates, competitive pressures and change in the asset mix, due primarily to the strong growth in retail mortgages.

Other income for the year was $1,671 million, an increase of 9% over last year. Growth was broad based, including higher card revenues from expansion of the commercial card program, an increase in transaction-based fees from volume growth and pricing initiatives, and growth in electronic-based fees, which came in part from the installation of more ABMs. As well, brokerage revenues grew by $49 million or 11% as a result of greater customer activity.

Non-interest expenses were $3,217 million in 2004, an increase of $141 million or 5% from last year. This reflected normal merit-based growth in salaries, higher performance and stock-based compensation and an increase in pension costs. Also contributing to the increase were higher mortgage appraisal and acquisition costs, consistent with the exceptional growth in mortgages.

Provisions for credit losses were $317 million in 2004. Credit quality remained very good in the retail portfolio. Commercial credit losses rose this year from the deterioration of a small number of accounts.

Fourth Quarter
Domestic Banking net income for the fourth quarter was $255 million, a decrease of $9 million or 3% from the fourth quarter last year. Quarter over quarter, net income fell 12%.

Net interest income fell slightly from the fourth quarter last year. Domestic retail assets rose by 15%, primarily from growth of $9 billion or 15% in residential mortgage balances. However, this strong performance was offset by a lower margin. Quarter over quarter, net interest income fell by $15 million for the same reason.

Other income increased $10 million or 3% from last year, primarily from higher transaction-based fees. Compared to the prior quarter, they rose modestly.

Non-interest expenses were relatively unchanged from the same quarter last year. Quarter over quarter, they rose by 5% due to higher performance-based compensation, technology, severance, and advertising expenses.

In the fourth quarter, provisions for credit losses were $74 million, up $26 million from last year entirely because of higher provisions on a small number of commercial accounts. Compared to the prior quarter, specific provisions were relatively unchanged.

Other Domestic Banking highlights:

•
Scotiabank once again achieved the highest rating for overall quality of customer service excellence among Canada's five major banks. These results, from an independent national survey conducted by the research firm Synovate, build on Scotiabank's #1 ranking in each of the last four years.

•
Scotiabank’s online banking service was ranked first place overall in the third quarter 2004 scorecard produced by Watchfire GomezPro. This success reflects our continuous improvement of the service, adding new features and functionality on an ongoing basis. Our site was again rated #1 for ease of use.

•
Scotiabank call centres had the highest customer and employee satisfaction ratings among banks surveyed according to the SQM Group's 2004 call centre industry benchmarking study that included major financial institutions in Canada and the U.S.

SQM Group is a leading authority in the call centre industry for service quality performance measurement.

Scotia Capital

Full Year
Scotia Capital reported net income of $854 million, a significant increase of 18% year over year, due largely to a substantial improvement in credit losses in all the corporate lending portfolios. As well, record earnings were achieved in several areas, including precious metals, foreign exchange and investment banking. These accomplishments were somewhat offset by the effect of foreign currency translation and a continued reduction in corporate lending assets. Return on equity was 20.3% in 2004, a substantial improvement from last year.

Overall asset levels continued to fall in 2004. Lending volumes declined 2% in Canada, 27% in Europe, and 39% in the U.S., of which 6% was from the effect of foreign currency translation. More selective lending, increased market liquidity and weak demand also contributed to the decrease in assets.

Total revenues fell 13% from last year to $2,210 million in 2004. Net interest income declined $266 million or 21% to $983 million, while other income dropped $62 million or 5% to $1,227 million. Revenues from Canadian operations fell 4%, due primarily to lower net interest income and credit fees, reflecting the continued contraction of the corporate loan portfolio and tighter market pricing. Strong revenue gains from new equity issues, commissions and investment banking were offset by lower equity trading results.

Global Trading continued to generate solid results, as revenues rose modestly, dampened by the effect of foreign currency translation. There were record revenues in our foreign exchange and precious metals businesses, accompanied by higher funding profits. However, challenging market conditions resulted in lower fixed income revenues.

Revenues in the United States decreased 34%, driven by lower interest income and credit fees as a result of the ongoing decline in corporate loan volumes.

Total non-interest expenses were $960 million in 2004, a decrease of 3% from 2003, primarily due to lower staffing levels and a decline in severance costs.

Provisions for credit losses decreased sharply to $106 million in 2004 from $549 million last year, with improvements in the corporate loan portfolios in Canada, the United States and Europe.

Fourth Quarter
Net income for the quarter was $244 million, a $23 million increase from last year, and $48 million above last quarter. A significant decline in the provisions for credit losses was the primary reason for these improvements.

Revenues fell $78 million or 14% from the prior year to $496 million. In Canada, revenues decreased 9%, reflecting lower merger and acquisition fees. Revenues in the United States and Europe declined 29% and 24% respectively, due to the continued reduction in the corporate lending portfolios. Global Trading revenues increased modestly from last year, reflecting growth in most trading businesses. Quarter over quarter, revenues declined 8%, mainly in Global Trading and due to the effect of foreign currency translation.

Total non-interest expenses were $202 million in the fourth quarter, a decrease of 18% from the previous year, due primarily to lower performance-based compensation and a decline in severance-related expenses.

The provision for credit losses was a net recovery of $25 million in the fourth quarter, compared to net losses of $22 million last year and $28 million last quarter. Reversals of previously established provisions and recoveries were realized in the corporate loan portfolios in Canada and the United States.

Other Scotia Capital highlights:
•
Scotia Capital was the sole bookrunner in a $550 million financing for PrimeWest Energy Trust’s $806 million acquisition of Calpine Corporation’s Canadian oil and gas assets. The financing was split between a $300 million issue of trust units and two separate convertible debenture issues totaling $250 million. The financing was the largest issue ever underwritten for an oil and gas royalty trust.

•
Scotia Capital was awarded the co-lead arranger and co-bookrunner roles in Intrawest Corporation’s cross-border high yield senior notes issue, of which $125 million was placed in Canada and US$225 million was placed in the U.S. We were also the lead arranger and administrative agent on the company’s US$425 million cross-border revolving term credit facility.

•
Following winning the lead manager mandate in February 2004 for Vincor International Inc.’s $175 million equity offering, Scotia Capital was awarded the lead arranger and administrative agent, and lead hedge advisor roles in connection with the client’s new $330 million senior credit facility used to complete the acquisition of Western Wines Inc., a U.K.-based winery.

•
In a joint effort with Scotiabank Inverlat, Scotia Capital’s Canadian mining team was awarded co-lead arranger and co-bookrunner roles for the US$600 million term loan facility for Minera Mexico S.A. de C.V.

International Banking

Full Year
International Banking’s net income in 2004 was $746 million, an increase of $77 million or 11% from last year, with a return on equity of 21.7%. This solid performance was achieved notwithstanding the significant negative effect of foreign currency translation.

The major contributors to the growth in net income were Scotiabank Inverlat and the Caribbean and Central America. Inverlat’s contribution to the Bank’s earnings rose substantially following the increase in the Bank’s ownership level to 97% in 2004 and the recognition of the benefit of certain of Inverlat’s tax loss carryforwards in the consolidated results this year. As well, strong loan growth, which led to market share gains, was accompanied by minimal credit losses. In the Caribbean and Central America, the growth in net income was mainly from higher earnings in the Dominican Republic.

Total revenues were $2,636 million in 2004, a decrease of $168 million or 6% from last year, due entirely to the effect of foreign currency translation. Underlying revenue rose $214 million or 8%.

Net interest income was $1,895 million in 2004, a decrease of $133 million or 7% from last year, due entirely to the effect of foreign currency translation. Underlying interest income grew by $133 million or 7%, from higher retail loans and deposits in the Caribbean and Central America, and Scotiabank Inverlat. Partly offsetting was a decline in Asia as a result of lower margins.

Other income fell 5% year over year to $741 million, due entirely to the effect of foreign currency translation. Underlying other income rose 10%, reflecting growth in Scotiabank Inverlat and the Caribbean and Central America. The growth in the Caribbean and Central America was led by higher fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic.

Non-interest expenses were $1,606 million in 2004, down 3% or $51 million from last year, due entirely to the effect of foreign currency translation. Underlying expense growth was 10%. The largest increase was in the Caribbean and Central America as a result of normal growth in employee salaries and the acquisition of Baninter branches in the Dominican Republic. In addition, expenses grew from the expansion of our branch and alternative delivery networks, accompanied by business-related growth in most countries. Ongoing productivity improvements in Inverlat’s operations partly offset these increases.

The provision for credit losses was $70 million in 2004, a modest decrease of $3 million from last year. However, excluding the reversals of $64 million in 2003 related to Argentine cross-border loans, provisions declined by $67 million from 2003, mostly in the Caribbean and Chile. Provisions in the remaining operations in International Banking were minimal.

Fourth Quarter
International Banking reported net income of $165 million this quarter, an increase of $9 million or 6% from last year, but a decline of $53 million or 24% from the prior quarter.

The improvement in earnings from last year was due entirely to a higher contribution from Scotiabank Inverlat, as a result of continued strong growth in retail loans and deposits. In addition, the Bank’s consolidated results benefited from the utilization of tax loss carryforwards in 2004. The decline in earnings from last quarter arose from weaker results in the Caribbean and Central America because of the effect of foreign currency translation, an increase in expenses, and higher credit losses following the impact of severe hurricanes on some countries in the region.

In local currencies, assets and deposits continued to grow in the fourth quarter, including in Scotiabank Inverlat and virtually all countries in the Caribbean. However, this growth was almost entirely offset by the effect of foreign currency translation.

Total revenues at $642 million fell 6% from last year and 3% from last quarter which, in both cases, was due to the effect of foreign currency translation.

Net interest income was $453 million this quarter, a decline of 8% from last year and 6% below last quarter. The decline this quarter resulted primarily from a narrowing of margins in Jamaica, Dominican Republic and Asia, combined with the effect of foreign currency translation. Partly offsetting was strong underlying growth in volumes in Mexico and the Caribbean.

Other income at $189 million this quarter was $3 million below last year. Solid growth in transaction-based fees, card revenues, and foreign exchange were largely offset by lower gains on the sale of securities and the effect of foreign currency translation. Other income grew $8 million quarter over quarter.

Non-interest expenses were $400 million this quarter, and were basically flat with last year and last quarter.

The provision for credit losses was $43 million this quarter, a slight decline from last year, but up $41 million from last quarter. This increase was due primarily to hurricane-related provisions in the Caribbean and higher reversals in the other regions last quarter.

Other International Banking highlights:
•
In Mexico, Scotiabank Inverlat placed in the top three in all six categories of the nationwide MERC customer satisfaction survey, with first-place rankings in the branch service and telephone banking categories.

•
Scotiabank continues to expand its presence in China. Our investment in the Xi'an City Commercial Bank was finalized in October and we opened a fourth office, our Shanghai representative office, in November 2004.

•
We continue to offer customers more self-service banking options. Internet banking was implemented in the Cayman Islands and is now available in nine countries in the Caribbean & Central American region. 100 ABMs were installed in 2004, bringing the total number of ABMs in the region to 535. ABM transaction volumes increased by 16% year over year.

•
International Banking won several awards that recognize our innovation and leadership in the industry, including The Canadian Society for Training and Development’s 2004 Canadian Award for Training Excellence (for the ScotiaGlobe international banking platform’s learning program) and the S1 Technology Innovators Award (for Internet banking).

Other

Full Year
The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to a business line.

Net income was $195 million in 2004, compared to a loss of $7 million last year. This improvement was due primarily to substantially higher gains on the sale of investment securities in Group Treasury, and a $100 million reduction in the general allowance for credit losses.

Revenues increased by $312 million year over year, almost entirely from higher securities gains in Group Treasury. Gains in 2004 included $125 million ($81 million after tax) realized on the sale of a portion of the Bank’s investment holding in Shinsei Bank. As well, Group Treasury realized gains from the sale of a portion of the bond investment portfolio in anticipation of rising interest rates. However, these bond gains were below the levels generated last year.

Net interest income improved by $53 million in 2004, due mainly to the impact of the maturity of several securitizations. Partly offsetting was a decline in Group Treasury, due largely to lower bond volumes. Net interest income includes the elimination of the gross-up of tax-exempt income. This amount is included in the operating segments, which are reported on a taxable equivalent basis. This reduction was $274 million in 2004, compared to $278 million last year.

Total non-interest expenses were $79 million in 2004 compared to $12 million last year, and reflected higher expenses related to corporate items.

The provision for credit losses in 2004 included a $100 million reversal of the general allowance for credit losses, versus nil last year.

The provision for income taxes includes the elimination of the gross-up of tax-exempt income. The year-over-year change was mainly from higher earnings in 2004.

Fourth Quarter
Other segments reported net income of $44 million for the quarter, compared to $19 million in the same quarter last year. This improvement was due largely to the $50 million reduction in the general allowance for credit losses this quarter. Revenues improved year over year, due mainly to the positive impact of AcG 13 and foreign exchange gains from hedging activities, partly offset by slightly lower gains on investment securities.

Other Initiatives

Corporate governance
Sound and effective corporate governance continues to be a priority for Scotiabank and is considered essential to the Bank’s long-term success. Scotiabank’s corporate governance policies are designed, and are reviewed annually, to maintain the continued independence of the Board and its ability to effectively supervise management’s operation of the Bank. Board independence provides that the Bank is managed for the long-term benefit of its major stakeholders.

The Bank introduced several corporate governance changes in 2004. These included:

•	Separating the positions of Board chair and chief executive officer.

•	Increasing the representation of women on the Board to 25%.

•
Adopting new share ownership guidelines for directors. Directors are now required to hold a value of at least $300,000 in Scotiabank common shares or deferred stock units and are expected to reach this level in five years.

•	The Bank is no longer granting stock options to directors.

For further information on Scotiabank’s corporate governance policies, please refer to the corporate governance section of Scotiabank’s website, www.scotiabank.com, which includes information about the Board, including profiles of the Bank’s directors and executives, and copies of the charter and membership of each Board committee.

Disclosure procedures
The Board of Directors and the Audit and Conduct Review Committee of Scotiabank reviewed and approved this press release prior to its release today. The disclosure controls and procedures of Scotiabank support the ability of the President and Chief Executive Officer and the Senior Executive Vice-President and Chief Financial Officer to certify the annual Consolidated Financial Statements and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Community involvement
Contributing to the well-being of communities is an important part of who we are and what we do. In all of the many places where we live, work and do business, we strive to play a leadership role and make a positive impact.

•	When a series of destructive hurricanes battered the Caribbean this fall, Scotiabank was quick to offer assistance. The Bank has donated more than $750,000 toward hurricane relief efforts in the Cayman Islands, Haiti, Grenada, Bahamas, Jamaica and Puerto Rico, and collected funds for the Canadian Red Cross’s national hurricane relief appeal. As well, an employee-to-employee account, established to facilitate contributions from Canadian employees who want to support their Caribbean colleagues, has raised more than $114,000. Scotiabank subsidiaries and employees from around the world have raised additional funds for people affected by the hurricanes.

•
The Scotiabank Toronto Waterfront Marathon on September 26 attracted 9,000 competitors, while raising more than $400,000 for over 40 charities. The four featured charities included A Run for Liane at Sick Children’s Hospital, Breast Cancer Society of Canada, Canadian Diabetes Association and the Leukemia and Lymphoma Society: Team in Training.

•
On October 8, Scotiabank branches across Canada invited customers to help them in “Building a Pink Ribbon Highway,” by dropping their loose change onto a giant pink ribbon. The funds raised from this initiative, as well as others planned over the next few months, will help send people to the 4th World Conference on Breast Cancer in Halifax in June 2005 who could not otherwise afford to attend. Scotiabank is once again the premier sponsor of this year’s event. The conference will provide opportunities to educate and share information on all aspects of breast cancer, including research, diagnosis, treatment, support, prevention, outreach and education.

Employees and human resources
Scotiabank recognizes that success relies on the strength of our employees. To continue to be successful, we are committed to creating and maintaining an environment that attracts talented and motivated people and provides them with a challenging and rewarding employment experience.

•
Scotiabank’s Employee Share Ownership Plan (ESOP) is an important element of our total compensation program, through which our employees can share in the Bank’s success and gain a shareholder’s perspective on our business. In Q4, we expanded the Global ESOP to three additional international locations - Guyana, Haiti, and Turks & Caicos. This brings the total number of participating countries outside of Canada to 16.

•
Every year, the Bank surveys employees’ satisfaction within their own working environment. This year’s results point to an increasingly satisfied team of employees, which we believe is the key to satisfied customers. Overall employee satisfaction was 82%, an increase of two points over last year. Across the Scotiabank Group, the Bank had a very high participation rate, with 87% of employees giving their input from virtually every country in which we do business, including - for the first time - those in Asia-Pacific.

Business Line Review

Domestic Banking

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2004	2004	2003	2004	2003

Business line income
Net interest income	$871	$886	$878	$3,535	$3,474
Provision for credit losses	74	70	48	317	272
Other income	416	414	406	1,671	1,528
Non-interest expenses	845	805	844	3,217	3,076
Provision for income taxes	113	136	128	536	560

Net Income	$255	$289	$264	$1,136	$1,094

Other measures
Return on equity(2)	26.3%	31.4%	29.2%	30.6%	30.9%
Average Assets ($ billions)	$117	$113	$105	$112	$101

Scotia Capital

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2004	2004	2003	2004	2003

Business line income
Net interest income	$238	$230	$279	$983	$1,249
Provision for credit losses	(25)	28	22	106	549
Other income	258	309	295	1,227	1,289
Non-interest expenses	202	249	245	960	986
Provision for income taxes	75	66	86	290	282

Net Income	$244	$196	$221	$854	$721

Other measures
Return on equity(2)	25.3%	19.3%	18.5%	20.3%	12.9%
Average Assets ($ billions)	$103	$108	$112	$109	$119

International Banking

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(1)	2004	2004	2003	2004	2003

Business line income
Net interest income	$453	$481	$494	$1,895	$2,028
Provision for credit losses	43	2	45	70	73
Other income	189	181	192	741	776
Non-interest expenses	400	390	404	1,606	1,657
Provision for income taxes	21	35	47	139	245
Non-controlling interest in net income of subsidiaries	13	17	34	75	160

Net Income	$165	$218	$156	$746	$669

Other measures
Return on equity(2)	18.4%	24.6%	19.1%	21.7%	20.7%
Average Assets ($ billions)	$49	$50	$49	$49	$52

(1)	Refer to footnote (2) immediately below.
(2)	Refer to footnote (4) immediately below.

Other(1)

	For the three months ended			For the year ended

(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis)(2)	2004	2004	2003	2004	2003

Business line income
Net interest income(3)	$(136)	$(131)	(135)	(548)	(601)
Provision for credit losses	(52)	(50)	5	(103)	(1)
Other income	133	131	114	681	422
Non-interest expenses	14	28	1	79	12
Provision for income taxes(3)	(43)	(41)	(79)	(172)	(303)
Non-controlling interest in net income of subsidiaries	34	33	33	134	120

Net Income	$44	$30	19	195	(7)

Other measures
Average Assets ($ billions)	$13	$13	17	14	17

Total

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2004	2004	2003	2004	2003

Business line income
Net interest income	$1,426	$1,466	1,516	5,865	6,150
Provision for credit losses	40	50	120	390	893
Other income	996	1,035	1,007	4,320	4,015
Non-interest expenses	1,461	1,472	1,494	5,862	5,731
Provision for income taxes	166	196	182	793	784
Non-controlling interest in net income of subsidiaries	47	50	67	209	280

Net Income	$708	$733	660	2,931	2,477

Other measures
Return on equity(4)	18.8%	19.4%	18.6%	19.9%	17.6%
Average Assets ($ billions)	$282	$284	283	284	289

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)
The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)
Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2004 ($73), July 31, 2004 ($68), October 31, 2003 ($68), and for the year ended October 31, 2004 ($274), and October 31, 2003 ($278), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)
For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Geographic Highlights

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2004	2004	2003	2004	2003

Net income ($ millions)
Canada	$401	$421	$379	$1,679	$1,571
United States	93	89	74	351	278
Other international	192	244	240	956	754
Corporate adjustments	22	(21)	(33)	(55)	(126)

	$708	$733	$660	$2,931	$2,477

Average Assets ($ billions)
Canada	$189	$190	$181	$188	$176
United States	19	19	27	21	34
Other international	72	74	72	73	75
Corporate adjustments	2	1	3	2	4

	$282	$284	$283	$284	$289

Impact of Foreign Currency Translation

Foreign currency translation had a significant negative effect on the Bank's earnings in 2004. This arose from the ongoing strengthening of the Canadian dollar by 9% versus the U.S. dollar, 17% versus the Mexican Peso and against many other currencies in which the Bank conducts its business.

Changes in the average exchange rates between 2003 and 2004 impacted 2004 net income as follows:

Average exchange rate	2004	2003

U.S. dollar/Canadian dollar	0.7586	0.6936
Mexican peso/Canadian dollar	8.5968	7.3388

Impact on income	2004 vs. 2003

Net interest income	$(321)
Other income	(212)
Non-interest expenses	227
Other items (net of tax)	96
Net income	(210)

Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the year ended

	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2004	2004	2003	2004	2003

Interest income
Loans	$2,291	$2,248	$2,339	$9,074	$9,945
Securities	647	657	654	2,662	2,859
Deposits with banks	120	116	100	441	442

	3,058	3,021	3,093	12,177	13,246

Interest expense
Deposits	1,258	1,196	1,211	4,790	5,222
Subordinated debentures	30	29	26	112	139
Other	344	330	340	1,410	1,735

	1,632	1,555	1,577	6,312	7,096

Net interest income	1,426	1,466	1,516	5,865	6,150
Provision for credit losses	40	50	120	390	893

Net interest income after provision for credit losses	1,386	1,416	1,396	5,475	5,257

Other income
Card revenues	59	58	58	231	204
Deposit and payment services	161	169	148	646	593
Mutual funds	44	43	41	171	161
Investment management, brokerage and trust services	113	123	122	504	455
Credit fees	143	150	158	583	684
Trading revenues	118	101	107	476	501
Investment banking	144	160	165	648	673
Net gain on investment securities	54	106	66	477	159
Securitization revenues	26	17	26	111	140
Other	134	108	116	473	445

	996	1,035	1,007	4,320	4,015

Net interest and other income	2,382	2,451	2,403	9,795	9,272

Non-interest expenses
Salaries and employee benefits	829	875	853	3,452	3,361
Premises and technology	293	283	305	1,139	1,156
Communications	67	62	61	248	251
Advertising and business development	59	51	55	210	199
Professional	48	39	40	163	141
Business and capital taxes	32	37	33	142	144
Other	133	125	147	508	448
Loss on disposal of subsidiary operations	-	-	-	-	31

	1,461	1,472	1,494	5,862	5,731

Income before the undernoted	921	979	909	3,933	3,541
Provision for income taxes	166	196	182	793	784
Non-controlling interest in net income of subsidiaries	47	50	67	209	280

Net income	$708	$733	$660	$2,931	$2,477

Preferred dividends paid and other	7	6	10	39	71

Net income available to common shareholders	$701	$727	$650	$2,892	$2,406

Average number of common shares outstanding(1) (millions):
Basic	1,008	1,008	1,012	1,010	1,010
Diluted	1,024	1,024	1,028	1,026	1,026

Earnings per common share(1)(2) (in dollars):
Basic	$0.70	$0.72	$0.64	$2.87	$2.38
Diluted	$0.69	$0.71	$0.63	$2.82	$2.34

Dividends per common share(1)(in dollars)	$0.30	$0.30	$0.22	$1.10	$0.84

(1)
Amounts have been retroactively adjusted to reflect the stock dividend paid April 28,2004, of one common share for each issued and outstanding common share. The stock dividend had the same effect as a two-for-one stock split.

(2)	Earnings per share calculations are based on full dollar and share amount.

See Basis of preparation and New accounting policies below.

Consolidated Balance Sheet

	As at

	October 31	July 31	October 31
(Unaudited) ($ millions)	2004	2004	2003

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$1,921	$1,411	$1,373
Interest-bearing deposits with banks	12,932	16,840	17,111
Precious metals	2,302	2,275	2,097

	17,155	20,526	20,581

Securities
Investment	15,717	18,343	20,293
Trading	43,056	46,161	42,899

	58,773	64,504	63,192

Loans
Residential mortgages	69,018	66,955	61,646
Personal and credit cards	30,182	29,475	26,277
Business and governments	57,384	61,259	64,313
Securities purchased under resale agreements	17,880	21,307	22,648

	174,464	178,996	174,884
Allowance for credit losses	2,696	3,242	3,217

	171,768	175,754	171,667

Other
Customers' liability under acceptances	7,086	6,494	6,811
Trading derivatives' market valuation	14,198	11,163	15,308
Land, buildings, and equipment	1,872	1,872	1,944
Goodwill	261	271	270
Other intangible assets	240	246	284
Other assets	7,859	6,060	5,835

	31,516	26,106	30,452

	$279,212	$286,890	$285,892

Liabilities and shareholders' equity
Deposits
Personal	$79,020	$79,569	$76,431
Business and governments	94,125	97,478	93,541
Banks	22,051	24,086	22,700

	195,196	201,133	192,672

Other
Acceptances	7,086	6,494	6,811
Obligations related to securities sold under repurchase agreements	19,428	23,299	28,686
Obligations related to securities sold short	7,585	11,421	9,219
Trading derivatives' market valuation	14,054	10,972	14,758
Other liabilities	15,733	13,094	14,145
Non-controlling interest in subsidiaries	2,280	2,280	2,326

	66,166	67,560	75,945

Subordinated debentures	2,615	2,666	2,661

Shareholders' equity
Capital stock
Preferred shares	550	550	800
Common shares and contributed surplus	3,229	3,204	3,141
Retained earnings	13,239	12,881	11,747
Cumulative foreign currency translation	(1,783)	(1,104)	(1,074)

	15,235	15,531	14,614

	$279,212	$286,890	$285,892

Consolidated Statement of Changes in Shareholders' Equity

		For the year ended

		October 31	October 31
	(Unaudited) ($ millions)	2004	2003

	Preferred shares
	Bank:
	Balance at beginning of year	$550	$1,025
	Redeemed	(250)	(475)

	Balance at end of year	300	550
	Scotia Mortgage Investment Corporation	250	250

	Total	550	800

	Common shares and contributed surplus
	Common shares:
	Balance at beginning of year	3,140	3,002
	Issued	117	163
	Purchased for cancellation	(29)	(25)

	Balance at end of year	3,228	3,140
	Contributed surplus: Fair value of stock options	1	1

	Total	3,229	3,141

	Retained earnings
	Balance at beginning of year	11,747	10,398
	Net income	2,931	2,477
Dividends:	Preferred	(29)	(52)
	Common	(1,110)	(849)
	Purchase of shares and premium on redemption	(300)	(220)
	Other	-	(7)

	Balance at end of year	13,239	11,747

	Cumulative foreign currency translation
	Balance at beginning of year	(1,074)	102
	Net unrealized foreign exchange translation gains/(losses)(1)	(709)	(1,176)

	Balance at end of year	(1,783)	(1,074)

	Total shareholders' equity at end of year	$15,235	$14,614

(1)
Comprises unrealized foreign exchange translation gains/(losses) on net investments in self-sustaining foreign operations of $(1,085) (October 31, 2003 - $(2,185)) and gains/(losses) from related foreign exchange hedging activities of $376 (October 31, 2003 - $1,009).

See Basis of preparation and New accounting policies below.

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the year ended

Sources and (uses) of cash flows	October 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2004	2003	2004	2003

Cash flows from operating activities
Net income	$708	$660	$2,931	$2,477
Adjustments to net income to determine cash flows	33	(108)	42	863
Net accrued interest receivable and payable	120	95	(103)	406
Trading securities	1,860	(3,245)	(1,514)	(10,218)
Trading derivatives' market valuation, net	(14)	(114)	350	(375)
Other, net	(204)	865	(728)	(263)

	2,503	(1,847)	978	(7,110)

Cash flows from financing activities
Deposits	592	6,818	8,106	10,941
Obligations related to securities sold under repurchase agreements	(2,778)	2,150	(8,011)	722
Obligations related to securities sold short	(3,733)	(349)	(1,528)	653
Subordinated debenture redemptions/repayments	-	-	-	(1,059)
Capital stock issued	26	18	114	163
Capital stock redeemed/purchased for cancellation	(45)	(84)	(579)	(720)
Cash dividends paid	(309)	(233)	(1,139)	(901)
Other, net	130	57	(230)	(415)

	(6,117)	8,377	(3,267)	9,384

Cash flows from investing activities
Interest-bearing deposits with banks	2,890	(1,711)	3,483	(2,061)
Loans, excluding securitizations	(1,216)	(3,534)	(7,998)	(903)
Loan securitizations	779	615	3,514	2,443
Investment securities, net	1,822	(1,794)	4,655	(713)
Land, buildings and equipment, net of disposals	(89)	(58)	(228)	(135)
Other, net(1)	-	22	(59)	(449)

	4,186	(6,460)	3,367	(1,818)

Effect of exchange rate changes on cash and cash equivalents	(62)	(44)	(54)	(148)

Net change in cash and cash equivalents(2)	510	26	1,024	308
Cash and cash equivalents at beginning of period	1,411	871	897	589

Cash and cash equivalents at end of period	$1,921	$897	$1,921	$897

Represented by:
Cash and non-interest-bearing deposits with banks	$1,921	$1,373	1,921	1,373
Cheques and other items in transit, net liability(2)	-	(476)	-	(476)

Cash and cash equivalents at end of period	$1,921	$897	1,921	897

Cash disbursements made for:
Interest	$1,518	$1,533	$6,417	$6,971
Income taxes	$187	$110	$758	$421

(1)
For the three months ended October 31, 2004, includes: investment in subsidiaries of nil (October 31, 2003 - $16), less cash and cash equivalents at the date of acquisition of nil (October 31, 2003 - $38). For the year ended October 31, 2004, includes: investment in subsidiaries of $59 (October 31, 2003 - $487), less cash and cash equivalents at date of acquisition of nil (October 31, 2003 - $38).

(2)
In the fourth quarter of 2004, the Bank prospectively changed the balance sheet presentation of certain types of cheques and other items in transit. These items are recorded gross in different asset and liability categories, whereas previously these items were recorded net in cheques and other items in transit in other liabilities in the Consolidated Balance Sheet. This change in balance sheet presentation also resulted in certain types of cheques and other items in transit no longer being classified as part of cash and cash equivalents and had the effect of increasing the 2004 net change in cash and cash equivalents by $519. These changes resulted from a new Canadian Institute of Chartered Accountants' standard for financial reporting, which eliminated industry practice as a source of generally accepted accounting principles.

See Basis of preparation and New accounting policies below.

Basis of preparation
These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except that certain disclosures required by GAAP have not been made in this document. These consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2003. The accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the Bank’s October 31, 2003 year-end audited consolidated financial statements, except as discussed below. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

New accounting policies

Hedging
Effective November 1, 2003, the Bank adopted a new accounting guideline for hedging relationships, issued by the Canadian Institute of Chartered Accountants (CICA). This guideline establishes certain qualifying conditions for the use of hedge accounting, which are more stringent and formalized than prior standards. The Bank formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Bank reassessed its hedging relationships as at November 1, 2003, which on transition resulted in an associated unrealized net loss of $44 million from asset/liability management derivatives that did not qualify for hedge accounting under the new criteria. This amount was deferred in other assets in the Consolidated Balance Sheet, and is being recognized in earnings as the original hedged items affect net income. The adoption of this accounting guideline did not have a material impact on the Bank’s financial condition, results of operations or changes in financial condition for fiscal 2004.

Generally accepted accounting principles
Effective November 1, 2003, the Bank, as required, prospectively adopted a new CICA standard for financial reporting. This standard (section 1100) formalizes the Canadian GAAP framework and specifies that industry practice is no longer recognized as a source of GAAP. The changes in accounting policies as a result of adopting this standard did not have a material impact on the Bank’s financial condition, results of operations or changes in financial condition for fiscal 2004 and are set out below.

Computer software development costs
Qualifying costs incurred, on a prospective basis, for software development are capitalized and depreciated over the useful life of the software. Previously, these costs were expensed as incurred.

Country risk allowance
The country risk allowance is no longer disclosed as part of the allowance for credit losses, but continues to be deducted from investment securities.

Cheques and other items in transit

The balance sheet presentation of certain types of cheques and other items in transit was revised on a prospective basis. This also resulted in these items not being classified as part of cash and cash equivalents in the Consolidated Statement of Cash Flows as detailed in footnote 2 to that statement.

Share Capital

	As at

	October 31
(thousands of shares)	2004	(1)

Preferred shares Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250

Series 2000-1 trust securities issued by BNS Capital Trust	500	(2)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)

Common shares outstanding	1,008,506
Outstanding options granted under the Stock Option Plans to purchase common shares	42,782	(3)

(1)	As at November 19, 2004, the number of outstanding common shares and options were 1,008,549 and 42,739 respectively. The number of other securities disclosed in this table were unchanged.
(2)	Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.
(3)	Included are 14,483 stock options with tandem SAR features.

Shareholder & Investor Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions that are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2005
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date

January 4	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

World Wide website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and web broadcast
The conference call will take place on Tuesday, November 30, 2004, at 3:30 p.m. EST, and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone toll-free, at 1-800-814-4853 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentations, may be accessed via the Internet on the Investor Relations page of www.scotiabank.com. During the call, listeners may also wish to refer to the Quarterly

Results information displayed on the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations@scotiabank.com.

A telephone replay of the call will be available between November 30, 2004, and December 14, 2004, by calling (416) 640-1917 (identification code 21099669#). The archived audio webcast will be available on the Investor Relations page of www.scotiabank.com from approximately 6:00 p.m. EST on November 30, 2004, for three months.

Annual Shareholders Meeting
The Bank’s 2005 Annual Meeting of Shareholders will be held at the Halifax World Trade and Convention Centre on March 1, 2005. The record date for determining shareholders entitled to receive notice of the meeting will be the close of business on January 11, 2005.

Forward-looking statements
This document includes forward-looking statements which are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to our objectives, strategies, expected financial results (including those in the area of risk management), and our outlook for our businesses and for the Canadian, U.S. and global economies. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs such as “will,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank's ability to complete and integrate acquisitions; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC's website at www.sec.gov.

General information
Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:
Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253
Fax: 1-888-453-0330
E-mail: service@computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.ca

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $279 billion in assets (as at October 31, 2004), Scotiabank trades on the Toronto (BNS) and New York (BNS) Stock Exchanges. For more information please visit www.scotiabank.com.

For further information:

Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808;
Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982;
Ann DeRabbie, Public Affairs, (416) 866-3703.